February 6, 2008

Ms. Susan C. Block, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re:

J-Kan, Inc.

Fifth Amendment to Registration Statement on Form SB-2

File No. 333-140567

Filed:

February 6, 2008

Dear Ms. Block:

The response below contains J-Kan, Inc.’s (the Company’s) responses to the SEC’s Comment Letter dated February 5, 2008.  In addition, on behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s Fifth Amendment to Registration Statement on Form SB-2.

Cover Page

1.

Disclosure on the Cover Page was updated as follows:

This prospectus relates to 858,000 shares of which are owned as of the date of this prospectus and being offered by the security holders . . ."

Where needed, the filing was updated throughout to reflect the most recent practical date.

Executive Compensation, page 37

2.

Disclosure was corrected and clarified as follows:

Susan C. Block

Re: J-Kan, Inc.

February 6, 2008

Table 7.0 Summary Compensation

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Non-Qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
Jerry Neel, Jr. (1), President, Secretary and Chairman of the Board of Directors	FY 2008 to date	13,220.00	-0-	-0-	-0-	-0-	-0-	-0-	13,220.00
	2007	51,580.00	-0-	7.00	-0-	-0-	-0-	2,013.00	53,600.00
	2006	42,105.00	35,000.00	-0-	-0-	-0-	-0-	1,750.00	78,855.00
Jerry Neel, Sr. (2), Director	FY 2008 to date	4,686.36	-0-	-0-	-0-	-0-	-0-	-0-	4,686.36
	2007	20,307.56	-0-	7.00	-0-	-0-	-0-	-0-	20,314.56
	2006	20,307.56	-0-	-0-	-0-	-0-	-0-	-0-	20,307.56
Marisu Neel (3), Director	FY 2008 to date	1,600.00	-0-	-0-	-0-	-0-	-0-	-0-	1,600.00
	2007	6,166.75	-0-	7.00	-0-	-0-	-0-	2,013.00	8,186.75
	2006	7,686.49	-0-	-0-	-0-	-0-	-0-	1,750.00	9,436.49
Sandra Neel (4), Treasurer/Director	FY 2008 to date	1,562.10	-0-	-0-	-0-	-0-	-0-	-0-	1,562.10
	2007	6,769.10	-0-	7.00	-0-	-0-	-0-	-0-	6,776.10
	2006	6,769.10	-0-	-0-	-0-	-0-	-0-	-0-	6,769.10

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

J-Kan, Inc. SB-2/A-5

2.

Exhibit 5.5: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 15.5:  Acknowledgement of  Independent Auditor

4.

Exhibit 23.5: Consent of Independent Auditor